FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Three segment pretax income of Y86.6bn, up 12% QoQ and 3x stronger YoY

•	Best quarterly Wealth Management pretax income in nine years driven by record high recurring revenue assets and recurring revenue

•	Investment Management AuM of Y92.5trn at all-time high on net inflows and strongest business revenue since division established in April 2021; Alternative AuM surpassed Y2trn

•	Wholesale pretax income higher QoQ on solid Spread Products and Equities performance, while Investment Banking net revenue slowed due to decline in deals executed and Japan seasonal factors

•	Earnings per share of Y22.36, up 24% QoQ and 3x YoY; First quarter ROE of 8.1%

Tokyo, July 30, 2024—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2025.

Net revenue in the first quarter was 454.4 billion yen (US$2.8 billion)1, income before income taxes was 102.9 billion yen (US$640 million), and net income attributable to Nomura Holdings shareholders was 68.9 billion yen (US$428 million).

“Pretax income from our three core businesses grew for the fifth straight quarter,” said Kentaro Okuda, Nomura President and Group CEO.

“Our Wealth Management business had its best quarter in nine years as our segment-based approach drove recurring revenue assets and recurring revenue to a record high.

“Investment Management saw assets under management and business revenue reach all-time highs. We continued to grow our private markets business with alternative assets under management surpassing 2 trillion yen.

“Wholesale revenues remained strong as we diversified our revenue streams in Credit and Securitized Products.

“Looking ahead, we will continue to intensify our global strategy leveraging our Japan franchise to consistently achieve ROE of 8 to 10 percent or more.”

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US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 160.88 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2024. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Wealth Management

(billions of yen)	FY2024/25 Q1	QoQ	YoY
Net revenue	114.0	5%	24%
Income (loss) before income taxes	42.3	9%	84%

Wealth Management reported net revenue of 114 billion yen, increasing 5 percent quarter on quarter and up 24 percent from the same period last year. Income before income taxes was 42.3 billion yen, up 9 percent quarter on quarter and 84 percent year on year.

Wealth Management booked its highest quarterly pretax income in nine years, since the first quarter of FY2015/16, driven by stronger revenues in each segment as the division deepened its segment-based approach. Both recurring revenue assets and recurring revenue reached a record high, underscoring continued growth in the asset management recurring business.

Investment Management

(billions of yen)	FY2024/25 Q1	QoQ	YoY
Net revenue	47.7	9%	80%
Income (loss) before income taxes	23.2	31%	6.4x

Investment Management first quarter net revenue was 47.7 billion yen, increasing 9 percent quarter on quarter and up 80 percent from the same period last year. Income before income taxes was 23.2 billion yen, up 31 percent quarter on quarter and 6.4 times higher than the same quarter last year.

Net inflows lifted Investment Management assets under management to an all-time high of 92.5 trillion yen, and stable business revenue was at its highest level since April 2021 when the division was established. Alternative assets under management surpassed 2 trillion yen as efforts in the private asset space continued to gain ground.

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Wholesale

(billions of yen)	FY2024/25 Q1	QoQ	YoY
Net revenue	244.8	-4%	28%
Income (loss) before income taxes	21.1	3%	10.1x

Wholesale booked net revenue of 244.8 billion yen, down 4 percent quarter on quarter but up 28 percent year on year. Income before income taxes was 21.1 billion yen, up 3 percent quarter on quarter and 10.1 times higher than the same quarter last year.

Global Markets had a robust performance in Spread Products and Equities as Wholesale continued to diversify revenues. This offset a decline in Investment Banking from the prior strong quarter due to a slowdown in deals executed and Japan seasonal factors. As a result, divisional pretax income increased slightly quarter on quarter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2024 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

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